BANCSHARES OF FLORIDA

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

September 7, 2005

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C. 20549

Fax: (202) 772-9208

Attention: Gregory Dundas, Esq.

Re:	Form S-3 Registration Statement under the Securities Act of 1933 as filed with the Securities and Exchange Commission on May 25, 2005 and amended on August 5, 2005 and August 26, 2005 by Bancshares of Florida, Inc., Registration No. 333-125230

Ladies and Gentlemen:

Pursuant to 17 C.F.R. Section 230.461, Bancshares of Florida, Inc., by and through its duly authorized officer, hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 P.M., Eastern Time, September 13, 2005 or as soon as practicable thereafter.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your consideration of our request. Please advise us if you require any additional information or documentation.

Sincerely,

BANCSHARES OF FLORIDA, INC.

/s/ David G. Wallace
David G. Wallace, Chief Financial Officer

cc:	Richard Pearlman, Esq.